SUB-ITEM 77I
Terms of new or amended securities

(a) N/A
(b) Small Company Fund and Income & Growth Fund, each a series of the Registrant, began offering R Class shares during the period. The following describes all classes of the funds, including the R Class, as called for by the applicable registration statement item:

Each fund is a separate series of shares issued by the Corporation, and shares of each fund have equal voting rights. Each fund votes separately on matters affecting that fund exclusively. Voting rights are not cumulative, so that investors holding more than 50% of the Corporation's (i.e., all funds') outstanding shares may be able to elect a Board of Directors. The Corporation undertakes dollar-based voting, meaning that the number of votes a shareholder is entitled to is based upon the dollar amount of the shareholder's investment. The election of directors is determined by the votes received from all Corporation shareholders without regard to whether a majority of shares of any one fund voted in favor of a particular nominee or all nominees as a group.

The assets belonging to each series or class of shares are held separately by the custodian and the shares of each series or class represent a beneficial interest in the principal, earnings and profit (or losses) of investments and other assets held for each series or class. Within their respective series or class, all shares have equal redemption rights. Each share, when issued, is fully paid and non-assessable.

In the event of complete liquidation or dissolution of the funds, shareholders of each series or class of shares will be entitled to receive, pro rata, all of the assets less the liabilities of that series or class.

Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund upon its liquidation or dissolution proportionate to his or her share ownership in the fund.

The assets belonging to each fund or class of shares are held separately by the custodian and the shares of each fund or class represent a beneficial interest in the principal, earnings and profit (or losses) of investments and other assets held for each fund or class. Within their respective fund or class, all shares have equal redemption rights. Each share, when issued, is fully paid and non-assessable.

Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund upon its liquidation or dissolution proportionate to his or her share ownership interest in the fund. Shares of each fund have equal voting rights, although each fund votes separately on matters affecting that fund exclusively.


Investor Class and Institutional Class shares are sold at their net asset value with no up-front or deferred charges, commissions, or 12b-1 fees. Institutional Class shares are offered primarily through employer-sponsored retirement plans, or through institutions like banks, broker-dealers and insurance companies.

Advisor Class shares are offered primarily through employer-sponsored retirement plans, or through institutions like banks, broker-dealers and insurance companies. Under the Advisor Class 12b-1 Plan, the funds' Advisor Class pays the distributor an annual fee of 0.50% of Advisor Class average net assets, half for certain ongoing shareholder and administrative services and half for distribution services, including past distribution services. The distributor pays all or a portion of such fees to the investment advisors, banks, broker-dealers and insurance companies that make Advisor Class shares available.

C Class shares are sold at their net asset value without an initial sales charge. However, if a shareholder sells his C Class shares within 12 months of their purchase, he will pay a sales charge the amount of which is contingent upon the length of time the shares have been held.

Any applicable CDSC may be waived in the following cases:
o        Redemptions through systematic withdrawal plans not exceeding annually:
o 12% of the lesser of the original purchase cost or current market value for A Class shares
o        12% of the original purchase cost for B Class shares
o 12% of the lesser of the original purchase cost or current market value for C Class shares
o Distributions from IRAs due to attainment of age 59 1/2 for A Class and C Class shares
o Required minimum distributions from retirement accounts upon reaching age 70 1/2
o        Tax-free returns of excess contributions to IRAs
o        Redemptions due to death or post-purchase disability
o Exchanges, unless the shares acquired by exchange are redeemed within the original CDSC period
o IRA rollovers from any American Century Advisor Fund held in a qualified retirement plan, for A Class shares only
o        If no broker was compensated for the sale

Under the C Class 12b-1 Plan, the funds' C Class pays the distributor an annual fee of 1.00% of C Class average net assets, 0.25% for certain ongoing shareholder and administrative services and 0.75% for distribution services, including past distribution services. The distributor pays all or a portion of such fees to the investment advisors, banks, broker-dealers and insurance companies that make C Class shares available.

R Class shares are sold at their net asset value without an initial sales charge. R Class shares are intended for purchase by participants in employer-sponsored retirement or savings plans and for persons purchasing shares through broker-dealers, banks, insurance companies and other financial intermediaries that provide various administrative and distribution services.

Under the R Class 12b-1 Plan, the funds' R Class pays an annual fee of 0.50% of R Class average net assets to the distributor. The distributor may use this fee to pay for certain ongoing shareholder and administrative services and for distribution services, including past distribution services. The distributor pays all or a portion of such fees to the investment advisors, banks, broker-dealers and insurance companies that make R Class shares available.

Redemption proceeds are calculated using the net asset value (NAV) next determined after a transaction request is received in good order. However, American Century reserves the right to delay delivery of redemption proceeds up to seven days. For example, each time an investment is made with American Century, there is a seven-day holding period before redemption proceeds from those shares will be released, unless satisfactory proof is provided that the purchase funds have cleared. For funds with CheckWriting privileges, American Century will not honor checks written against shares subject to this seven-day holding period. Investments by wire generally require only a one-day holding period. If a shareholder changes his address, American Century may require that any redemption request made within 15 days be submitted in writing and be signed by all authorized signers with their signatures guaranteed. If a shareholder changes his bank information, American Century may impose a 15-day holding period before proceeds are transferred or wired to the shareholder's bank.

In addition, American Century reserves the right to honor certain redemptions with securities rather than cash.

If, during any 90-day period, fund shares worth more than $250,000 (or 1% of the value of the fund's assets if that amount is less than $250,000) are redeemed, American Century reserves the right to pay part or all of the redemption proceeds in excess of this amount in readily marketable securities instead of in cash. The fund managers would select these securities from the fund's portfolio. A payment in securities can help the fund's remaining shareholders avoid tax liabilities that they might otherwise have incurred had the fund sold securities prematurely to pay the entire redemption amount in cash.

American Century will value these securities in the same manner as used in computing the fund's net asset value. American Century may provide these securities in lieu of cash without prior notice. Also, if payment is made in securities, brokerage or other transaction costs may be incurred to convert the securities to cash.

If a shareholder's redemption would exceed this limit and he would like to avoid being paid in securities, he must provide American Century with an unconditional instruction to redeem at least 15 days prior to the date on which the redemptions transaction is to occur. The instruction must specify the dollar amount or number of shares to be redeemed and the date of the transaction. This minimizes the effect of the redemption on the fund and its remaining investors.

If an account balance falls below the minimum initial investment amount for any reason other than as a result of market fluctuation, American Century will notify the account holder and allow 90 days to meet the minimum. If the deadline is not met, American Century reserves the right to redeem the shares in the account and send the proceeds to the account holder's address of record. C Class shares may be subject to a sales charge as a result of the redemption. A shareholder may also incur tax liability if shares are redeemed in this manner.

American Century may require a signature guarantee for the following transactions:
o A shareholder's redemption or distribution check, Check-A-Month or automatic redemption is made payable to someone other than the account owners
o A shareholder's redemption proceeds or distribution amount is sent by wire or EFT to a destination other than his personal bank account
o A shareholder is transferring ownership of an account over $100,000 American Century reserves the right to require a signature guarantee for other transactions.

A shareholder may exchange shares of a fund for shares of the same class of another American Century Advisor Fund without a sales charge if he meets the following criteria:

o        The exchange is for a minimum of $100
o For an exchange that opens a new account, the amount of the exchange meets or exceeds the minimum account size requirement for the fund receiving the exchange.

For purposes of computing any applicable CDSC on shares that have been exchanged, the holding period will begin as of the date of purchase of the original fund owned. Exchanges from a money market fund are subject to a sales charge on the fund being purchased, unless the money market fund shares were acquired by exchange from a fund with a sales charge or by reinvestment of dividends or capital gains distributions.